EXHIBIT 99.11

CONSENT OF KPMG LLP

To the Board of Directors of
Paramount Energy Operating Corp., as Administrator of
Paramount Energy Trust

We consent to the use of our report dated March 17, 2005 included in this annual report on Form 40- F, to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Chartered Accountants

Calgary, Canada
November 29, 2005